SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ORANCO, INC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          NEVADA                                      87-0574491
(STATE  OF  INCORPORATION)                    (I.R.S.  EMPLOYER  ID  NO.)

1981  E.  4800  SO.,  SUITE  100,  SALT  LAKE  CITY  UT               84117
(ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)                       (ZIP  CODE)

                                 (801) 272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT: 1,394,950

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT: NONE

Title  of  each  class                         Name  of  each  exchange on which
To  be  so  registered                         Each  class  is  to be registered
Common  stock:  $0.001  Par  value               N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.000 AS OF NOVEMBER 15, 1999.

SHARES  OF  COMMON  STOCK  OUTSTANDING  AS  OF  NOVEMBER  15,  1999:  1,394,950

PART  I


ITEM  1.  DESCRIPTION  OF  BUSINESS

     Oranco, Inc., (hereinafter "The Company") was incorporated on June 16, 1977, pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of One Hundred Thousand (100,000) shares of common stock with a $.25 par value. On June 10, 1997, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share and to forward split the outstanding shares on a ten new for one old share basisThe amended Articles were filed with the State of Nevada on August 6, 1998.The Company was formed with the stated purpose of conducting any lawful business activity. However, the contemplated purpose was to engage in investment and business development operations related to mineral research and exploration. The Company's attempts to enter this field were not successful and all attempts to engage in business ended before January of 1983, and the Company became dormant.

      The Company never engaged in an active trade or business throughout the period from inception through 1983. In May of 1998, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no substantial assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public and to comply with the rules to continue its listing on the NASD Bulletin Board. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at: 1981 E. 4800 So, Salt Lake City, Utah, 84117, which is the office location of the Company's transfer agent.

Business  of  Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources  of  Business  Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.
Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form  of  Potential  Acquisition  or  Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however.

     Because of the Company's current status and recent inactive status for the prior sixteen years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.

     Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Rights  of  Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the offices of the Company's transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry  Segments

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a capital contribution from a shareholder and officer of the Company, specifically Claudio Gianascio (see Item 4, Security Ownership of Certain Beneficial Owners and Management - Claudio Gianascio is the President, Secretary, Treasurer and sole Director of the Company). It is anticipated that the Company will not require additional capital to maintain the corporate viability of the Company. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan  of  Operation

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company has limited funds, it may be necessary for the sole officer and director to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's sole director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide his remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM  3.  DESCRIPTION  OF  PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

 ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of November 15, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name  and  Address            Amount  and  Nature  of                  Percent
Beneficial  Owner              Beneficial  Ownership                  of  Class
-----------------              ---------------------                 ------------
Claudio  Gianascio                    700,000                              50.18%
Corso  Elvezia  4
Ch-6900  Lugano,  Switzerland         _______                              ______


All  Current  Directors  and
Officers  as  a  Group                700,000                             50.18%
                                      -------                             ------


Darwin  Long(1)                       100,000                              7.17%
7808  S.  Dolphin  Circle
Salt  Lake  City,  Utah  84121

Jackie  Hall(1)                        80,000                              5.74%
7808  S.  Darwin  Circle
Salt  Lake  City,  Utah  84121

John  Riche(2)                        115,000                             8.24%
6595  S.W.  Cherry  Hill  Dr.
Beaverton,  Oregon  97008

Vicki  Riche(2)                       110,000                             7.89%
6595  S.W.  Cherry  Hill  Dr.
Beaverton,  Oregon  97008

(1)  Darwin  Long  and  Jackie  Hall  are  husband  and  wife.
(2)  John  Riche  and  Vicki  Riche  are  husband  and  wife.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The  Directors  and  Executive  Officers  of  the  Company  are  as  follows:

                                        POSITION
NAME                  AGE                   TITLE             HELD  SINCE

Claudio Gianascio      39        President/Secretary/
                                  Treasurer/Director        September  1,  1999

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

CLAUDIO  GIANASCIO:  SOLE  DIRECTOR,  PRESIDENT,  SECRETARY,  AND  TREASURER

Mr. Gianascio is presently CEO and Chairman of the Board of Givigest Fiduciaria S.A., a Swiss financial services company he co-founded in 1990. He is also a board member of SCF Societa di Consulenza Finanziaria S.A., a Swiss private banking company; a board member of III Intermediazioni Immobiliari Internazionali S.A., a real estate company; and a board member of Zandano and Partners S.A., a Swiss financial consulting company. Mr. Gianascio holds a Master Degree in Economics which he received from the University of Geneva, Switzerland and is a licensed Fiduciario Finanziario within the state of Ticino, Switzerland. Prior to co-founding Givigest Fiduciaria S.A., Mr Gianascio was employed within the banking and financial industries by Union Bank of Switzerland, Manufacturers Hanover (Suisse) S.A., and Chemical Bank (Suisse) S.A


ITEM  6.  EXECUTIVE  COMPENSATION

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1997 and 1998, nor at any time during 1999. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

      In November of 1999, in a private transaction, the Company sold 700,000 shares to its sole officer and director, Claudio Gianascio in order to fund certain expenses of the Company and provide working capital. Aside from that transaction, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

ITEM  8.  DESCRIPTION  OF  SECURITIES

Common  Stock

The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 1,394,950 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable. Because of the fact that Claudio Gianascio, the Company's sole officer and director owns 700,000 (50.18%) of the outstanding shares of the Company at the present time, he has sufficient votes to elect all directors of the Company and approve or reject all propositions that might come before the shareholders at a shareholders' meeting.

Preferred  Stock

The  Company  does  not  have  any  preferred  stock,  authorized  or  issued.


PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's Common Stock is listed on the NASD OTC Bulletin Board under the symbol "ORNC".

     Although there is a current bid price of $.03125 quoted on the OTC Bulletin Board, the Company is unaware of any currently quoted ask price. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market .

The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

As of November 15, 1999 there were 35 holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 1,394,950 shares of common stock. Of this total, all shares, excepting those issued to the current officer in November of 1999, were issued in transactions more than two years ago. (A forward 10-for-1 stock split occurred on August 6, 1998, increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 700,000 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of the outstanding shares, the Company has identified 700,000 shares as being held by affiliates of the Company. The remaining 694,950 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

     The 700,000 restricted shares presently held by affiliates or controlling shareholders of the Company have not been held for the requisite one year and therefore may not be sold pursuant to Rule 144. Once such shares or shares held by affiliates meet the minimum holding period, then, subject to the volume and other limitations set forth under Rule 144, they may be sold. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend  Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM  2.  LEGAL  PROCEEDINGS

     The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

      Item  3  is  not  applicable  to  this  Form  10-SB.

ITEM  4.       RECENT  SALES  OF  UNREGISTERED  SECURITIES

     In November of 1999, the Company sold 700,000 shares of restricted common stock to Claudio Gianascio, the sole Director and Officer of the Company in an isolated transaction. The transaction is deemed exempt pursuant to Sections 4(2) and 4(6) of the Act.

     All other issues of securities by the Company were made more than two years ago.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.

Transfer  Agent

     The  Company has designated Interwest Transfer Company, Inc., 1981 E.  4800
So., Suite 100, Salt Lake City, Utah 84117,   (801) 272-9294 its transfer agent.

PART  F/S


Financial  Statements  and  Supplementary  Data

     The Company's audited financial statements for the years ended December 31, 1998, 1997, and the period October 19, 1988 (date of inception) to June 30,
1999, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants. These and the unaudited financial statements for the ten months ending October 31, 1999, and the period October 19, 1988 (date of inception) to October 31, 1999, have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following thirteen (13) pages, in response to Part F/S of this Form 10-SB

PART  III



                                  EXHIBIT INDEX


Exhibit
Number          Description
------          -----------

3(i)            Articles  of  Incorporation
3(ii)           Bylaws

4 Instruments defining rights of security holders, including indentures.

                None.

9               Voting  Trust  Agreement

                None

10              Material  Contracts

                None

16              Letter  re  Change  in  Certifying  Accountant

                None

21              Subsidiaries  of  the  Registrant

                None

27              Financial  Data  Schedule

SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CLAUDIO  GIANASCIO.
                              (REGISTRANT)

                                /S/   CLAUDIO  GIANASCIO
                              BY:  _______________________
                                     PRESIDENT  AND  DIRECTOR

DATED:  16TH  DAY  OF  NOVEMBER,  1999.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the day of November 16, 1999.


/s/  Claudio Gianascio
---------------------------------------
Sole  Director,  President,  Secretary,
and  Treasurer



                                  ORANCO,  INC.

                         FINANCIAL STATEMENTS AND REPORT

                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

          OCTOBER 31, 1999,  DECEMBER 31, 1998,  AND  DECEMBER 31, 1997

                     [LETTERHEAD ANDERSEN ANDERSEN & STRONG]

Board  of  Directors
Oranco,  Inc.
Salt  Lake  City,  Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have compiled the accompanying balance sheet of Oranco, Inc. (a development stage Company) at October 31, 1999, December 31, 1998 and 1997 and the statements of operations, stockholders' equity, and cash flows for the ten months ended October 31, 1999 and the years ended December 31, 1998, 1997 and 1996 the period from June 16, 1977 (date of development stage) to October 31, 1999 in accordance with standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the working capital necessary for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  ANDERSEN  ANDERSEN  &  STRONG

November  10,  1999
Salt  Lake  City,  Utah

                                  ORANCO, INC.
                                 BALANCE SHEETS
           OCTOBER 31, 1999,  DECEMBER 31, 1998 AND DECEMBER 31, 1997




                                               OCT 31,      DEC 31,      DEC 31,
                                                1999         1998         1997
                                             -----------  -----------  -----------
ASSETS

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . .  $        -   $        -   $    7,710
                                             -----------  -----------  -----------

        Total Current Assets. . . . . . . .  $        -   $        -   $    7,710
                                             ===========  ===========  ===========


LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES

Accounts payable. . . . . . . . . . . . . .  $    1,300   $        -   $        -
                                             -----------  -----------  -----------

Total Current Liabilities . . . . . . . . .       1,300            -            -
                                             -----------  -----------  -----------

STOCKHOLDERS' EQUITY

Common stock
       100,000,000 shares authorized,
        at $0.001 par value; 694,950 shares
        issued and outstanding. . . . . . .         695          695          695

Capital in excess of par value. . . . . . .      30,973       30,973       30,973

Accumulated deficit during
the development stage . . . . . . . . . . .     (32,968)     (31,668)     (23,958)
                                             -----------  -----------  -----------

Total Stockholders' Equity. . . . . . . . .      (1,300)           -        7,710
                                             -----------  -----------  -----------

                                             $        -   $        -   $    7,710
                                             ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF OPERATIONS
                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1999,
              AND THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996,
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                                                                       PERIOD
                      OCT 31,    DEC 31,     DEC 31,   DEC 31,     JUN 16, 1977
                       1999        1998       1997       1996     TO OCT 31, 1999
                     ---------  ----------  ---------  --------  -----------------
REVENUES. . . . . .  $      -   $       -   $      -   $      -  $              -

EXPENSES. . . . . .     1,300       7,710      2,290          -            32,968
                     ---------  ----------  ---------  --------  -----------------

NET LOSS. . . . . .  $ (1,300)  $  (7,710)  $ (2,290)  $      -  $        (32,968)
                     =========  ==========  =========  =========  ----------------

NET LOSS PER COMMON
SHARE

Basic . . . . . . .  $  (.002)  $    (.11)  $  (.003)
                     ---------  ----------  ---------


AVERAGE OUTSTANDING
   SHARES

        Basic . . .   694,950     694,950    694,950
                     ---------  ==========  =========



   The accompanying notes are an integral part of these financial statements.

                                  ORANCO,  INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCT 31, 1999

                                                COMMON  STOCK    CAPITAL In
                                              -----------------  EXCESS OF   ACCUMULATED
                                               SHARES   AMOUNT   PAR VALUE    DEFICIT
                                               -------  -------  ----------  ----------
BALANCE JUNE 16, 1977 (date of inception) . .        -  $     -  $        -  $       -

Issuance of common stock for cash at $.034 -
   July  9, 1982. . . . . . . . . . . . . . .  231,300      231       7,594          -

Issuance of common stock for cash at $.079 -
   November 12, 1982. . . . . . . . . . . . .  143,650      144      11,199          -

Issuance of common stock for cash at $.025
    December 12, 1983 . . . . . . . . . . . .   40,000       40         960          -

Net operating loss for the year ended
   December  31, 1983 . . . . . . . . . . . .        -        -           -    (20,168)

Issuance of common stock for cash at $.019
   June 6, 1984 . . . . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December 31, 1984 . . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.019
   January  15,  1985 . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December  31,  1985 . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.05 -
   May 16, 1997 . . . . . . . . . . . . . . .  200,000      200       9,800          -

 Net operating loss for the year ended
     December  31,  1997. . . . . . . . . . .        -        -           -     (2,290)


BALANCE DECEMBER 31, 1997 . . . . . . . . . .  694,950      695      30,973    (23,958)

Net operating loss for the year  ended
    December 31, 1998 . . . . . . . . . . . .        -        -           -     (7,710)
                                               -------  -------  ----------  ----------
BALANCE DECEMBER  31, 1998. . . . . . . . . .  694,950      695      30,973    (31,668)

Net operating loss for the ten months
    ended October 31, 1999. . . . . . . . . .        -        -           -     (1,300)


BALANCE OCTOBER 31, 1999. . . . . . . . . . .  694,950  $   695  $   30,973  $ (32,968)
                                               =======  =======  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF CASH FLOWS
                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1999,
             AND THE  YEARS ENDED DECEMBER 31, 1998, 1997, AND  1996
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                                       PERIOD
                                       OCT 31,    DEC 31,    DEC 31,   DEC 31,     JUN 16, 1977
                                        1999       1998       1997       1996     TO OCT 31, 1999
                                      ---------  ---------  ---------  --------  -----------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss . . . . . . . . . . . . . .  $ (1,300)  $ (7,710)  $ (2,290)  $      -           (32,968)

Adjustments to reconcile net loss to
net cash provided by operating
activities

         Change in accounts payable.     1,300          -          -          -             1,300


    Net Cash Used in Operations. . .         -     (7,710)    (2,290)         -           (31,668)
                                      ---------  ---------  ---------  --------  -----------------

CASH FLOWS FROM INVESTING
ACTIVITIES
                                             -          -          -          -                 -
                                      ---------  ---------  ---------  --------  -----------------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common
stock. . . . . . . . . . . . . . . .         -          -     10,000          -            31,668


Net Increase  in Cash. . . . . . . .         -     (7,710)         -          -                 -


Cash at Beginning of Period. . . . .         -      7,710          -          -                 -
                                      ---------  ---------  ---------  --------  -----------------

Cash at End of Period. . . . . . . .  $      -   $      -   $  7,710   $      -  $              -
                                      =========  =========  =========  ========  =================

   The accompanying notes are an integral part of these financial statements.

                                  ORANCO,  INC.
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on June 16, 1977 with authorized common stock of 100,000 shares at a par value of $0.25. On June 10, 1997 the authorized common stock was increased to 100,000,000 shares with a par value of $0.001 in connection with a forward stock split of ten shares for each outstanding share.

This report has been prepared showing after stock split shares with a par value of $0.001 from inception.

The Company has been in the business of the development of mineral deposits. During 1983 all activities were abandoned and the Company has remained inactive since that time.

The  Company  has  been  in  the  development  stage  since  inception.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

On December 31, 1998, the Company had a net operating loss carry forward of $31,668. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 1999 through 2019.

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

                                  ORANCO,  INC.
                    NOTES TO FINANCIAL STATEMENTS - continued



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Earnings  (Loss)  Per  Share
----------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split, in accordance with FASB statement number 128.

Financial  Instruments
----------------------

The carrying amounts of financial instruments, including accounts payable, is considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired  67% of the common stock issued by the Company.

4.  GOING  CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to conduct operations for the coming year.

                                  ORANCO,  INC.

                         FINANCIAL STATEMENTS AND REPORT

                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                OCTOBER 31, 1999

                     [LETTERHEAD ANDERSEN ANDERSEN & STRONG]

Board  of  Directors
Oranco,  Inc.
Salt  Lake  City,  Utah

     REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We have compiled the accompanying balance sheet of Oranco, Inc. (a development stage Company) at October 31, 1999 and the statements of operations, stockholders' equity, and cash flows for the ten months ended October 31, 1999 and the period from June 16, 1977 (date of development stage) to October 31, 1999 in accordance with standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the working capital necessary for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  ANDERSEN  ANDERSEN  &  STRONG

November  10,  1999
Salt  Lake  City,  Utah

                                  ORANCO, INC.
                                  BALANCE SHEET
                                OCTOBER 31, 1999

ASSETS. . . . . . . . . . . . . . . . . . .

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . .  $        -
                                             -----------

        Total Current Assets. . . . . . . .  $        -
                                             ===========


LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES

Accounts payable. . . . . . . . . . . . . .  $    1,300
                                             -----------

Total Current Liabilities . . . . . . . . .       1,300
                                             -----------

STOCKHOLDERS' EQUITY

Common stock
       100,000,000 shares authorized,
        at $0.001 par value; 694,950 shares
        issued and outstanding. . . . . . .         695

Capital in excess of par value. . . . . . .      30,973

Accumulated deficit during
the development stage . . . . . . . . . . .     (32,968)
                                             -----------

Total Stockholders' Deficiency. . . . . . .      (1.300)
                                             -----------

                                             $        -
                                             ===========



     The  accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF OPERATIONS
                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1999,
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                      PERIOD
                      OCT 31,     JUN 16, 1977
                       1999      TO OCT 31, 1999
                     ---------  -----------------
REVENUES. . . . . .  $      -   $              -

EXPENSES. . . . . .                       32,968
                                ------------------

NET LOSS. . . . . .  $ (1,300)  $        (32,968)
                     =========  -----------------


NET LOSS PER COMMON
SHARE

Basic . . . . . . .  $  (.003)
                     ---------


AVERAGE OUTSTANDING
   SHARES

        Basic . . .   694,950
                     ---------




   The accompanying notes are an integral part of these financial statements.

                                  ORANCO,  INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCT 31, 1999

                                              COMMON  STOCK     CAPITAL In
                                              ----------------  EXCESS  OF   ACCUMULATED
                                               SHARES   AMOUNT   PAR VALUE    DEFICIT
                                               -------  -------  ----------  ----------
BALANCE JUNE 16, 1977 (date of inception) . .        -  $     -  $        -  $       -

Issuance of common stock for cash at $.034 -
   July  9, 1982. . . . . . . . . . . . . . .  231,300      231       7,594          -

Issuance of common stock for cash at $.079 -
   November 12, 1982. . . . . . . . . . . . .  143,650      144      11,199          -

Issuance of common stock for cash at $.025
    December 12, 1983 . . . . . . . . . . . .   40,000       40         960          -

Net operating loss for the year ended
   December  31, 1983 . . . . . . . . . . . .        -        -           -    (20,168)

Issuance of common stock for cash at $.019
   June 6, 1984 . . . . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December 31, 1984 . . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.019
   January  15,  1985 . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December  31,  1985 . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.05 -
   May 16, 1997 . . . . . . . . . . . . . . .  200,000      200       9,800          -

 Net operating loss for the year ended
     December  31,  1997. . . . . . . . . . .        -        -           -     (2,290)


BALANCE DECEMBER 31, 1997 . . . . . . . . . .  694,950      695      30,973    (23,958)

Net operating loss for the year  ended
    December 31, 1998 . . . . . . . . . . . .        -        -           -     (7,710)
                                               -------  -------  ----------  ----------

BALANCE DECEMBER  31, 1998. . . . . . . . . .  694,950      695      30,973    (31,668)

Net operating loss for the ten months
    ended October 31, 1999. . . . . . . . . .        -        -           -     (1,300)


BALANCE OCTOBER 31, 1999. . . . . . . . . . .  694,950  $   695  $   30,973  $ (32,968)
                                               =======  =======  ==========  ==========


     The  accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF CASH FLOWS
                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1999,
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO OCTOBER 31, 1999




                                                       PERIOD
                                       OCT 31,     JUN 16, 1977
                                        1999      TO OCT 31, 1999
                                      ---------  -----------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss . . . . . . . . . . . . . .  $ (1,300)           (32,968)

Adjustments to reconcile net loss to
net cash provided by operating
activities

         Change in accounts payable.     1,300              1,300




    Net Cash Used in Operations. . .         -            (31,668)
                                      ---------  -----------------

CASH FLOWS FROM INVESTING
ACTIVITIES
                                             -                  -
                                      ---------  -----------------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common
stock. . . . . . . . . . . . . . . .         -             31,668


Net Increase  in Cash. . . . . . . .         -                  -


Cash at Beginning of Period. . . . .         -                  -
                                      ---------  -----------------

Cash at End of Period. . . . . . . .  $      -   $              -
                                      =========  =================


     The  accompanying notes are an integral part of these financial statements.

                                  ORANCO,  INC.
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on June 16, 1977 with authorized common stock of 100,000 shares at a par value of $0.25. On June 10, 1997 the authorized common stock was increased to 100,000,000 shares with a par value of $0.001 in connection with a forward stock split of ten shares for each outstanding share.

This report has been prepared showing after stock split shares with a par value of $0.001 from inception.

The Company has been in the business of the development of mineral deposits. During 1983 all activities were abandoned and the Company has remained inactive since that time.

The  Company  has  been  in  the  development  stage  since  inception.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

On December 31, 1998, the Company had a net operating loss carry forward of $31,668. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 1999 through 2019.

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

       ORANCO,  INC.
     NOTES  TO  FINANCIAL  STATEMENTS  -  continued



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Earnings  (Loss)  Per  Share
----------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split, in accordance with FASB statement number 128.

Financial  Instruments
----------------------

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired  67% of the common stock issued by the Company.

4.  GOING  CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to conduct operations for the coming year.